UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

INVESTMENT COMPANY ACT OF 1940
Release No. 34558 / April 14, 2022

In the Matter of:

BLACKROCK CAPITAL INVESTMENT CORPORATION
BLACKROCK CREDIT STRATEGIES FUND
BLACKROCK DIRECT LENDING CORP.
BLACKROCK PRIVATE CREDIT FUND
BLACKROCK PRIVATE INVESTMENTS FUND
BPIF SUBSIDIARY, LLC
BLACKROCK CAPITAL INVESTMENT ADVISORS, LLC
BLACKROCK ADVISORS, LLC
MIDDLE MARKET SENIOR FUND, L.P.
1824 PRIVATE EQUITY FEEDER, L.P.
1824 PRIVATE EQUITY FUND, L.P.
1885 PRIVATE OPPORTUNITIES FUND, L.P.
ABR PEP I, LTD.
ABR PEP II, LTD.
APO GLOBAL HEALTHCARE CAYMAN, LTD.
APO GLOBAL HEALTHCARE HOLDCO SCSP
BEL45 PRIVATE OPPORTUNITIES FUND, L.P.
BLACKROCK 2019 EVERGREEN PRIVATE OPPORTUNITIES FEEDER
    SCSP
BLACKROCK 2019 EVERGREEN PRIVATE OPPORTUNITIES MASTER
    SCSP
BLACKROCK APO GLOBAL HEALTHCARE PRIVATE EQUITY FUND,
    S.C.A. SICAV-RAIF
BLACKROCK ASF PRIVATE OPPORTUNITIES FUND, L.P.
BLACKROCK DIVERSIFIED PRIVATE DEBT USPC HOLDINGS LP
BLACKROCK DIVERSIFIED PRIVATE OPPORTUNITIES FUND, L.P.
BLACKROCK DIVERSIFIED PRIVATE OPPORTUNITIES FUND II, L.P.
BLACKROCK ERI PRIVATE OPPORTUNITIES FEEDER SCSP
BLACKROCK ERI PRIVATE OPPORTUNITIES MASTER SCSP
BLACKROCK GEMINI II PRIVATE OPPORTUNITIES FUND, LP
BLACKROCK GEMINI PRIVATE OPPORTUNITIES FUND, L.P.
BLACKROCK GROWTH EQUITY FUND AGGREGATOR LP
BLACKROCK GROWTH EQUITY FUND LP
BLACKROCK GROWTH EQUITY FUND (LUX) SCSP
BLACKROCK GROWTH EQUITY FUND HOLDINGS (LUX) SCSP
BLACKROCK GSA PRIVATE OPPORTUNITIES FEEDER FUND, L.P.
BLACKROCK GSA PRIVATE OPPORTUNITIES FUND, L.P.
BLACKROCK HAJAR FEEDER FUND, L.P.

BLACKROCK HAJAR FUND, L.P.
BLACKROCK HEALTHCARE OPPORTUNITIES FUND (DELAWARE), L.P.
BLACKROCK HEALTHCARE OPPORTUNITIES FUND, L.P.
BLACKROCK HEARTLAND PRIVATE OPPORTUNITIES FUND, L.P.
BLACKROCK INVERWOOD PRIVATE OPPORTUNITIES FUND, L.P.
BLACKROCK JI PRIVATE EQUITY SOLUTIONS, L.P.
BLACKROCK MCKINNEY OPPORTUNITIES FUND CAYMAN, LTD.
BLACKROCK MD POF CAYMAN, LTD.
BLACKROCK MD PRIVATE OPPORTUNITIES FEEDER FUND, L.P.
BLACKROCK MD PRIVATE OPPORTUNITIES FUND, L.P.
BLACKROCK MSV PRIVATE OPPORTUNITIES FUND, L.P.
BLACKROCK PRIVATE EQUITY CO-INVESTMENTS 2021 AGGREGATOR
    LP
BLACKROCK PRIVATE EQUITY CO-INVESTMENTS 2021 LP
BLACKROCK PRIVATE EQUITY CO-INVESTMENTS 2021 (LUX) SCSP
BLACKROCK PRIVATE EQUITY CO-INVESTMENTS 2021 HOLDINGS
    (LUX) SCSP
BLACKROCK PRIVATE EQUITY IMPACT CAPITAL 60-40 LP
BLACKROCK PRIVATE EQUITY IMPACT CAPITAL 60-40 (LUX) SCSP
BLACKROCK PRIVATE EQUITY IMPACT CAPITAL 100 LP
BLACKROCK PRIVATE EQUITY IMPACT CAPITAL 100 (LUX) SCSP
BLACKROCK PRIVATE EQUITY IMPACT CAPITAL AGGREGATOR LP
BLACKROCK PRIVATE EQUITY IMPACT CAPITAL HOLDINGS (LUX)
    SCSP
BLACKROCK PRIVATE EQUITY PRIMARIES 2021 AGGREGATOR LP
BLACKROCK PRIVATE EQUITY PRIMARIES 2021 HOLDINGS (CAYMAN)
    LP
BLACKROCK PRIVATE EQUITY PRIMARIES 2021 LP
BLACKROCK PRIVATE EQUITY PRIMARIES 2021 (LUX) SCSP
BLACKROCK PRIVATE OPPORTUNITIES FUND IV (CAYMAN), L.P.
BLACKROCK PRIVATE OPPORTUNITIES FUND IV (EMPLOYEES), L.P.
BLACKROCK PRIVATE OPPORTUNITIES FUND IV FEEDER SCSP
BLACKROCK PRIVATE OPPORTUNITIES FUND IV MASTER SCSP
BLACKROCK PRIVATE OPPORTUNITIES FUND IV, L.P.
BLACKROCK SECONDARIES & LIQUIDITY SOLUTIONS – B
    INTERMEDIARY (CAYMAN) LP
BLACKROCK SECONDARIES & LIQUIDITY SOLUTIONS – B LP
BLACKROCK SECONDARIES & LIQUIDITY SOLUTIONS – C LP
BLACKROCK SECONDARIES & LIQUIDITY SOLUTIONS (LUX) SCSP
BLACKROCK SECONDARIES & LIQUIDITY SOLUTIONS HOLDINGS
    (LUX) SCSP
BLACKROCK SECONDARIES & LIQUIDITY SOLUTIONS LP
BLACKROCK SECONDARIES & LIQUIDITY SOLUTIONS SUBSIDIARY
    SCSP
BLK2018 CORE PRIVATE EQUITY FEEDER FUND, L.P.
BLK2018 CORE PRIVATE EQUITY FUND, L.P.
BLK2019 PRIVATE OPPORTUNITIES FEEDER FUND, L.P.

BLK2019 PRIVATE OPPORTUNITIES FUND, L.P.
BLK2020 PRIVATE OPPORTUNITIES FEEDER FUND, L.P.
BLK2020 PRIVATE OPPORTUNITIES FUND, L.P.
BLK2021 CORE PRIVATE EQUITY FEEDER FUND, L.P.
BLK2021 CORE PRIVATE EQUITY FUND, L.P.
BLK2021 PRIVATE OPPORTUNITIES FEEDER FUND, L.P.
BLK2021 PRIVATE OPPORTUNITIES FUND, L.P.
BR POF IV CAYMAN MASTER FUND, L.P.
BR/ERB CO-INVESTMENT FUND II, L.P.
BV PE OPPORTUNITIES CAYMAN MASTER FUND, LTD.
BV PE OPPORTUNITIES FEEDER FUND SCSP
BV PE OPPORTUNITIES MASTER FUND SCSP
COIN PRIVATE OPPORTUNITIES, L.P.
FM GLOBAL CAYMAN, LTD.
FM GLOBAL INVESTMENT PARTNERS, L.P.
GILDI LIFEYRISSJODUR (GILDI PENSION FUND)
GILDI LIFEYRISSJODUR II (GILDI PENSION FUND)
HEATHROW FOREST OPPORTUNITIES FUND, L.P.
HIGH CEDAR DIRECT FUND, L.P.
HIGH CEDAR FEEDER, L.P.
HIGH CEDAR MASTER CAYMAN, LTD.
HIGH CEDAR MASTER, L.P.
HIGH ROCK DIRECT FUND, L.P.
HIGH ROCK FEEDER, L.P.
HIGH ROCK MASTER, L.P.
HIGH STREET FEEDER, L.P.
HIGH STREET FUND, L.P.
LINCOLN PENSION PRIVATE EQUITY BR, L.P.
MARKWOOD CO-INVESTMENT FUND 1, L.P.
MB BLACKROCK HOLDINGS SCSP
MEDIOBANCA BLACKROCK MASTER FUND SCSP
MOUNTAIN RESEARCH FUND – PRIVATE EQUITY, L.P.
MUTUAL OF OMAHA OF CAYMAN, LTD.
MUTUAL OF OMAHA OPPORTUNITIES FUND, L.P.
NDSIB PRIVATE OPPORTUNITIES FUND, L.P.
NMERB SIERRA BLANCA FUND, L.P.
OV PRIVATE OPPORTUNITIES, L.P.
PEP ASGA FEEDER L.P.
PEP ASGA MASTER CAYMAN, LTD.
PEP ASGA MASTER L.P.
PEP TELLCO INVESTMENTS 1 CAYMAN, LTD.
PEP TELLCO INVESTMENTS 1, L.P.
PMH SPV AMBER LP
PMH SPV AMBER B LP
PMH SPV BASALT LP
PMH SPV EMERALD LP
PMH SPV GARNET LP

PMH SPV PEARL LP
PMH SPV PEARL – B LP
PMH SPV RADAR HOLDINGS LP
PMH SPV SAPPHIRE LP
PRIVATE EQUITY OPPORTUNITIES ELTIF
PRIVATE EQUITY PARTNERS VII (DELAWARE), L.P.
PRIVATE EQUITY PARTNERS VII (SCOTLAND), L.P.
PRIVATE EQUITY PARTNERS VII MASTER CAYMAN, LTD.
PRIVATE EQUITY PARTNERS VII MASTER L.P.
PRIVATE EQUITY PARTNERS VII US CAYMAN, LTD.
PRIVATE EQUITY PARTNERS VII US, L.P.
PRIVATE MARKET HOLDINGS LP
RED RIVER DIRECT INVESTMENT FUND III, L.P.
SALAM PRIVATE OPPORTUNITIES FUND, L.P.
SALAM PRIVATE OPPORTUNITIES FEEDER, L.P.
SC-BR ASIA PE FEEDER FUND, L.P.
SC-BR ASIA PE FUND, L.P.
SONJ PRIVATE OPPORTUNITIES FUND II, L.P.
SULLIVAN WAY POF CAYMAN, LTD.
SULLIVAN WAY PRIVATE OPPORTUNITIES FUND, L.P.
TANGO CAPITAL OPPORTUNITIES FUND, L.P.
TFO ASIA PRIVATE OPPORTUNITIES FUND, L.P.
THE LINCOLN NATIONAL LIFE INSURANCE COMPANY
TOPANGA OPPORTUNITIES FUND CAYMAN, LTD.
TOPANGA PRIVATE OPPORTUNITIES, L.P.
TOTAL ALTERNATIVES FUND – PRIVATE EQUITY LP
TOTAL ALTERNATIVES FUND – PRIVATE EQUITY (B) LP
TSCL PRIVATE MARKETS FEEDER FUND, L.P.
TSCL PRIVATE MARKETS FUND, L.P.
VFL CO INVEST PARTNERS, L.P.

40 East 52nd Street
New York, NY 10022

BLACKROCK 2019 EVERGREEN PRIVATE OPPORTUNITIES CAYMAN
    MASTER LTD.
BLACKROCK ALTERNATIVE FUNDS S.C.A.
SICAV-RAIF – BLACKROCK PRIVATE EQUITY IMPACT OPPORTUNITIES
    ELTIF
BLACKROCK FLORIDA CAYMAN, L.P.
BLACKROCK HMC GP, LLC
BLACKROCK MCKINNEY OPPORTUNITIES FUND, L.P.
BLACKROCK POF V (GENPAR) LLC
BLACKROCK PRIVATE EQUITY PRIMARIES 2021 (CAYMAN) LP
BLACKROCK PRIVATE OPPORTUNITIES FUND V (LUX) SCSP
BLACKROCK PRIVATE OPPORTUNITIES FUND V AGGREGATOR LP
BLACKROCK PRIVATE OPPORTUNITIES FUND V HOLDINGS (LUX) SCSP

BLACKROCK PRIVATE OPPORTUNITIES FUND V LP
BLACKROCK SECONDARIES & LIQUIDITY SOLUTIONS – B SPV LP
BLACKROCK SECONDARIES & LIQUIDITY SOLUTIONS HOLDINGS II
    (LUX) SCSP
BLACKROCK SECONDARIES & LIQUIDITY SOLUTIONS II – B LP
BLACKROCK SECONDARIES & LIQUIDITY SOLUTIONS II – C LP
BLACKROCK SECONDARIES & LIQUIDITY SOLUTIONS II (GENPAR) LLC
BLACKROCK SECONDARIES & LIQUIDITY SOLUTIONS II (GENPAR)
    SARL
BLACKROCK SECONDARIES & LIQUIDITY SOLUTIONS II (LUX) SCSP
BLACKROCK SECONDARIES & LIQUIDITY SOLUTIONS II LP
BLACKROCK SECONDARIES & LIQUIDITY SOLUTIONS SUBSIDIARY II
    (LUX) SCSP
BLK TEEMO, L.P.
BR MAGNUM AGGREGATOR, LTD.
HMC ALPHA VENTURES FUND, L.P.
NHRS PRIVATE OPPORTUNITIES FUND, L.P.
PEP TELLCO INVESTMENTS 2, L.P.
PMH HOLDCO II LP
PMH HOLDCO LP
PMH NEWCO II LLC
PRIVATE EQUITY IMPACT OPPORTUNITIES HOLDINGS SCSP
PRIVATE MARKET HOLDINGS – C, LLC
PRIVATE MARKET HOLDINGS II LLC
SLS II – C HOLDCO LP
SLS II – C HOLDINGS LLC
SLS II – C NEWCO LLC
TSCL PRIVATE MARKETS CAYMAN FUND LTD.

1 University Square Drive
Princeton, NJ 08540

BLACKROCK TCP CAPITAL CORP.
SPECIAL VALUE CONTINUATION PARTNERS LLC
TCPC FUNDING I, LLC
TCPC FUNDING II, LLC
TCPC SBIC, LP
TCPC SBIC GP, LLC
TENNENBAUM CAPITAL PARTNERS, LLC
SVOF/MM, LLC
TENNENBAUM OPPORTUNITIES PARTNERS V, LP
TENNENBAUM OPPORTUNITIES FUND V, LLC
TENNENBAUM HEARTLAND CO-INVEST, LP
SEB DIP INVESTOR, LP
SPECIAL VALUE EXPANSION FUND, LLC
SPECIAL VALUE OPPORTUNITIES FUND, LLC
TCP DIRECT LENDING FUND VIII-S, LLC

TCP DIRECT LENDING FUND VIII-T, LLC
TCP DLF VIII 2018 CLO LLC
TCP ENHANCED YIELD FUNDING I, LLC
TCP RAINIER, LLC
TCP DIRECT LENDING FUND VIII, LLC
TCP DIRECT LENDING FUND VIII-L, LLC
TCP DIRECT LENDING FUND VIII-A, LLC
TENNENBAUM ENERGY OPPORTUNITIES CO., LLC
TENNENBAUM ENERGY OPPORTUNITIES FUND, LP
TENNENBAUM ENHANCED YIELD FUND I, LLC
TENNENBAUM OPPORTUNITIES FUND VI, LLC
TCP WATERMAN FUND, LLC
TENNENBAUM SENIOR LOAN FUND III, LP
TENNENBAUM SENIOR LOAN FUNDING III, LLC
TENNENBAUM SENIOR LOAN FUND IV-A, LP
TENNENBAUM SENIOR LOAN FUND IV-B, LP
TENNENBAUM SPECIAL SITUATIONS FUND IX, LLC
TENNENBAUM SPECIAL SITUATIONS FUND IX-A, LLC
TENNENBAUM SPECIAL SITUATIONS FUND IX-S, L.P.
TENNENBAUM SENIOR LOAN FUND II, LP
TENNENBAUM SENIOR LOAN FUND V, LLC
TENNENBAUM ENHANCED YIELD OPERATING I, LLC
TCP WATERMAN CLO, LLC
TCP WHITNEY CLO, LLC
TCP WHITNEY CLO, LTD.
TENNENBAUM SENIOR LOAN OPERATING III, LLC,
TENNENBAUM SENIOR LOAN SPV IV-A, LLC,
BLACKROCK ELBERT CLO V LTD.
BLACKROCK DLF IX 2019 CLO, LLC
BLACKROCK DLF IX-G CLO, LLC
BLACKROCK DLF IX 2020-1 CLO, LLC
BLACKROCK LISI CREDIT FUND, LP
SPECIAL VALUE OPPORTUNITIES FEEDER FUND
TCP CLO III, LLC
TCP DIRECT LENDING FUND VIII MM, LLC
TCP DIRECT LENDING FUND VIII-A MM, LLC
TENNENBAUM DIP OPPORTUNITY FEEDER, LP
TENNENBAUM ENERGY OPPORTUNITIES GP, LLC
TENNENBAUM ENHANCED YIELD MM I, LLC
TENNENBAUM HEARTLAND GP, LLC
TENNENBAUM SENIOR LOAN GP III, LLC
TENNENBAUM SENIOR LOAN GP IV-A, LLC
TENNENBAUM SENIOR LOAN GP IV-B, LLC
TENNENBAUM SENIOR LOAN MM V, LLC
TENNENBAUM SLF II GP, LLC
TENNENBAUM SPECIAL SITUATIONS IX-S GP, LLC
TENNENBAUM SPECIAL SITUATIONS MM IX, LLC

TENNENBAUM SPECIAL SITUATIONS MM IX-A, LLC
TENNENBAUM WATERMAN GP, LLC
SPECIAL VALUE CONTINUATION PARTNERS, LP
ABR USPC HOLDINGS I, LTD.
ABR USPC HOLDINGS II, LTD.
BLACKROCK BAKER CLO 2021-1, LTD.
BLACKROCK BAKER CLO VIII, LLC
BLACKROCK DIRECT LENDING FUND IX-U (LUXEMBOURG) SCSP
BLACKROCK DLF IX CLO 2021-1, LLC
BLACKROCK DLF IX CLO 2021-2, LLC
BLACKROCK RAINIER CLO VI, LTD.
BLACKROCK SHASTA CLO VII, LLC
BLACKROCK TECHNOLOGY CREDIT OPPORTUNITIES I, LP
BLACKROCK TECHNOLOGY CREDIT OPPORTUNITIES I, LTD.
BLACKROCK TECHNOLOGY CREDIT OPPORTUNITIES NON-US II LTD.
DLF IX-L FUNDING, LP
LOAN CAPITAL DIRECT LLC
OLYMPIA HOLDINGS I, LTD.
TCP DLF VIII-L FUNDING, LP
TCP DLF VIII-S FUNDING, LLC
TCP DLF VIII-T FUNDING, LLC

2951 28th Street, Suite 1000
Santa Monica, CA 90405

MIDDLE MARKET SENIOR MASTER FUND S.À.R.L.

35a, avenue J.F. Kennedy L-1855
Luxembourg, Grand Duchy of Luxembourg

TENNENBAUM SPECIAL SITUATIONS IX-C, L.P.
TENNENBAUM SPECIAL SITUATIONS IX-O, L.P.

190 Elgin Avenue
George Town, Grand Cayman, KY1-9005, Cayman Islands

TCP DIRECT LENDING FUND VIII – L (IRELAND)
TCP DIRECT LENDING FUND VIII – U (IRELAND)

76 Lower Baggot Street
Dublin 2, Ireland

BLACKROCK DIRECT LENDING FUND IX-U (IRELAND)
BLACKROCK DIRECT LENDING FUND IX-L (IRELAND)

200 Capital Dock, 79 Sir John Rogerson's Quay
Dublin 2, D02 RK57, Ireland

(812-15259)

ORDER UNDER SECTIONS 17(d) AND 57(i) OF THE INVESTMENT COMPANY ACT OF 1940 AND RULE 17d-1 UNDER THE ACT

BlackRock Capital Investment Corporation, *et al.* filed an application on August 25, 2021, and an amendment to the application on March 17, 2022, requesting an order under sections 17(d) and 57(i) of the Investment Company Act of 1940 (the "Act") and rule 17d-1 under the Act that would permit certain joint transactions otherwise prohibited by sections 17(d) and 57(a)(4) of the Act and rule 17d-1 under the Act. The order would permit certain business development companies and registered closed-end management investment companies (collectively, the "Regulated Funds") to co-invest in portfolio companies with each other and with affiliated investment entities.

On March 18, 2022, a notice of the filing of the application was issued (Investment Company Act Release No. 34535). The notice gave interested persons an opportunity to request a hearing and stated that an order disposing of the application would be issued unless a hearing was ordered. No request for a hearing has been filed, and the Commission has not ordered a hearing.

The matter has been considered and it is found, on the basis of the information set forth in the application, as amended, that participation by the Regulated Funds in the proposed transactions is consistent with the provisions, policies and purposes of the Act and is on a basis no less advantageous than that of other participants.

Accordingly,

IT IS ORDERED, under sections 17(d) and 57(i) of the Act and rule 17d-1 under the Act, that the relief requested by BlackRock Capital Investment Corporation, et al. (File No. 812-15259) is granted, effective immediately, subject to the conditions contained in the application, as amended.

For the Commission, by the Division of Investment Management, under delegated authority.

J. Matthew DeLesDernier
Assistant Secretary